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                       SUPPLEMENT DATED JANUARY 15, 1998
                             TO THE PROSPECTUS OF
                            HAMPSHIRE FUNDING, INC.
                              DATED APRIL 16, 1997


     The Prospectus of Hampshire Funding is amended to reflect wherever applicable that on December 31, 1997 Hampshire Funding changed the method of financing its Programs. Substantially all of Hampshire Funding's payables under the Revolving Credit Agreement previously in effect through SunTrust Bank were paid with the proceeds of new funding arrangements established with the assistance of First Chicago National Bank.

     Under the new arrangements Hampshire Funding transferred and assigned ownership in substantially all of its current and future receivables to Preferred Receivables Funding Corporation ("PREFCO"). PREFCO will in turn issue commerical paper to fund these and any future receivables and that First Chicago National Bank has committed to purchase such receivables in the event that PREFCO cannot issue sufficient commerical paper to fund the programs. Hampshire Funding will continue to act as server of the Programs. These new arrangements will not alter the terms or the servicing of the Participant loans. Chubb America Service Corporation will continue to serve as service company and there are no changes anticipated in the Agency Agreement.

     The sale of the Company, including the Service Company,to Jefferson Pilot Corporation discussed on page 4 of the Prospectus was effected on April
30, 1997.

     Hampshire Funding Inc., became a wholly-owned subsidiary of Jefferson
Pilot Corporation on December 31, 1997. Chubb Securities Corporation was renamed Jefferson Pilot Securities Corporation on January 1, 1998. Chubb Life Insurance Company of America is expected to be renamed Jefferson Pilot Financial Life Insurance Company on May 1, 1998.